

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 18, 2020

Jeffrey M. Soinski
Chief Executive Officer
Avinger, Inc.
400 Chesapeake Drive
Redwood City, CA 94063

> **Re: Avinger Inc**
> **Registration Statement on Form S-1**
> **Filed June 15, 2020**
> **File No. 333-239177**

Dear Mr. Soinski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David F. Marx